EXHIBIT 99.1

Valens Semiconductor to Unveil Multiple Audio-Video Connectivity Solutions for

Corporations, Education and Digital Signage at ISE 2023

Company to showcase a groundbreaking videoconferencing multi-camera solution based on the VA7000 chipset, new VS3000 Stello chipset family capabilities, and a USB Type-C professional grade extension solution

HOD HASHARON, Israel, January 19, 2023 - Valens Semiconductor (NYSE: VLN), a premier provider of high-speed connectivity solutions for the audio-video and automotive markets, today announced that it will be unveiling new products and capabilities at ISE 2023 in Barcelona, Spain that address growing needs in the corporate, education and digital-signage markets, among others. The company will reveal a proof of concept for an innovative videoconferencing multi-camera solution, a professional grade extension solution for USB Type-C interfaces, and a next-generation multi-user videoconferencing product. The company will showcase more than 40 HDBaseT 3.0-supported products from 25 leading audio-video manufacturers at the HDBaseT Alliance/Valens Semiconductor booth #2M650, more than double the number exhibited at ISE last year, along with dozens of additional products to be found throughout the show floor exhibited by more than 80 HDBaseT Alliance members.

“Valens Semiconductor is once again spearheading the advancement of the high-speed audio-video connectivity market globally as it continues to develop its product portfolio and will be highlighting its newest offerings at ISE 2023. The substantially larger number of manufacturers exhibiting HDBaseT 3.0-supported products is a testament to the market demand for Valens Semiconductor’s VS3000 products,” said Gabi Shriki, Senior Vice President and Head of Audio Video at Valens Semiconductor. “Furthermore, the new videoconferencing multi-camera VA7000 chipset is a good example of how we leverage our core technology across multiple business segments. Overall, demand for audio-video solutions is extending into new applications and verticals - from corporate, education, and government, to industrial, transportation, medical and more.”

To be showcased by Valens Semiconductor at ISE 2023:

Groundbreaking videoconferencing multi-camera solution – Valens Semiconductor will unveil an innovative videoconferencing multi-camera solution with its new VA7000 chipset Camera Serial Interface (CSI) extension technology. The CSI extension technology will enable high-performing, uncompressed distribution of multiple cameras in a very cost-efficient manner. A proof of concept will be revealed at ISE 2023.

New VS3000 Stello chipset family capabilities – at ISE 2023 Valens Semiconductor will showcase new capabilities of its VS3000 Stello Family chipset, which leverages the Dual HDBaseT Digital Interface (DHDI) Chip-to-Chip interconnect. DHDI enables new applications for the growing verticals of Unified Communications & Collaboration (UC&C) and digital signage. The Chip-to-Chip interconnect efficiently extends content in a simplified network topology, over a single cable. When applied in UC&C applications it can extend signals from multiple media sources, displays, and other accessories, which is key for next-generation videoconferencing installations. It can also be implemented in digital signage applications for transportation, retail, sports stadiums, digital-out-of-home (DOOH) markets and more.

Professional grade extension solutions for USB Type-C interfaces - to further augment the use of USB-C interface in the corporate and education markets, Valens Semiconductor will showcase at ISE 2023 a USB Type-C professional-grade extension solution. The extension solution will enable vendors to develop innovative products for UC&C bring your own device (BYOD). Valens Semiconductor’s HDBaseT technology extends the very same interfaces that USB-C connectors carry, making it the perfect, reliable technology-of-choice to enable a single cable experience over longer distances.

Join Valens Semiconductor at ISE 2023 (Fira Barcelona, Booth #2M650, Jan. 31 – Feb. 3, 2023) to learn more about the company’s latest innovations for audio-video connectivity. Contact us here to schedule a meeting.

About Valens Semiconductor

Valens Semiconductor pushes the boundaries of connectivity by enabling long-reach, high-speed video and data transmission for the Audio-Video and Automotive industries. Valens' HDBaseT® technology is the leading standard in the Audio-Video market with tens of millions of Valens' chipsets integrated into thousands of products in a wide range of applications. Valens' Automotive chipsets are deployed in systems manufactured by leading customers and are on the road in vehicles around the world. Valens is a key enabler of the evolution of ADAS and autonomous driving and its advanced technology is the basis for the MIPI A-PHY standard for high-speed in-vehicle connectivity. For more information, visit https://www.valens.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor.

These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effects of health epidemics, such as the recent global COVID-19 pandemic; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to sudden reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on March 2, 2022, under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Valens Media Contact:

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Valens Investor Contacts:

Daphna Golden

Vice President Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Moriah Shilton

Financial Profiles, Inc.

US: +1 310-622-8251

Valens@finprofiles.com

SOURCE Valens Semiconductor